Exhibit (xi)
FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES
CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

Date:	[___ ___], 2009
To:	RFMD Eligible Employee Withdrawing from the Option Exchange Program
From:	Brenda Hatley, Senior Treasury Analyst
Subject:	Confirmation of Receipt of Notice of Withdrawal
This message confirms that we have received your Notice of Withdrawal. If the Notice of Withdrawal is properly executed and completed, this means that you have withdrawn the Eligible Options (as indicated on the Notice of Withdrawal) that you previously tendered for exchange under the Offer to Exchange and you have revoked your prior acceptance of our Offer to Exchange with respect to those Eligible Options. For those Eligible Options which you properly withdrew, you will not receive any New Options and you will retain your Eligible Options previously tendered for exchange with their existing tax classification, exercise price, vesting schedule and other terms and conditions.
If your Notice of Withdrawal is properly executed and completed, we accept your rejection of our Offer to Exchange with respect to the Eligible Options indicated on the Notice of Withdrawal. Your withdrawn Eligible Options will remain outstanding after this Offer to Exchange closes at 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009, unless this Offer to Exchange is extended by RFMD, in its sole discretion.
If you have any questions, please direct your questions via e-mail to “Option Exchange Coordinator” (OEC@rfmd.com) or by fax to (336) 678-0360.